# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neuphoria Therapeutics Inc., CIK 0001191070
CUSIP: 64136E102
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 100 Summit Dr, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 10/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001723643

## Reporting persons
- Shay Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 171,629; shared voting power 0; sole dispositive power 171,629; shared dispositive power 0; aggregate amount beneficially owned 171,629 (7.3% of the class)
- Shay Capital Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 171,629; shared voting power 0; sole dispositive power 171,629; shared dispositive power 0; aggregate amount beneficially owned 171,629 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Neuphoria Therapeutics Inc.
Address of issuer's principal executive offices: 100 Summit Dr, Burlington, MASSACHUSETTS, 01803.

## Item 2. Person Filing
Name of person filing:
Shay Capital LLC
Shay Capital Holdings LLC

Each a "Filer".
Address of principal business office or, if none, residence: The principal business address of each Filer is 280 Park Avenue, 5th Floor West, New York, NY 10017.
Citizenship: Shay Capital LLC and Shay Capital Holdings LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page for each Filer.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Shay Capital LLC: Elan Foxman, Chief Financial Officer (10/31/2025)
- Shay Capital Holdings LLC: Elan Foxman, Chief Financial Officer (10/31/2025)